April 25, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Loan Lauren P. Nguyen
Division of Corporation Finance

Re:	NCS Multistage Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-216580)

Ladies and Gentlemen:

As the representatives of the several underwriters of the Company’s proposed initial public offering of up to 10,925,000 shares of common stock of the Company, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 P.M., Washington, D.C. time, on April 27, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Preliminary Prospectus dated April 17, 2017, through the date hereof:

Preliminary Prospectus April 17, 2017:

2,450 copies to prospective underwriters, institutional investors, dealers and others.

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The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
CITIGROUP GLOBAL MARKETS INC.
WELLS FARGO SECURITIES, LLC
As Representatives of the several
Underwriters

By: CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Blake London

Name:	Blake London

Title:	Director

By: CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jason Howard

Name:	Jason Howard

Title:	Director

By: WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman

Name:	David Herman

Title:	Director